Exhibit 11 Computation of Per Share Earnings Milacron Inc. and Subsidiaries (Unaudited)

(In thousands, except per-share amounts)	Three Months Ended March 31,

	2001	2000

Net earnings	$3,508	$15,077
Less preferred dividends	(60)	(60)

Net earnings available to common shareholders	$3,448	$15,017

Basic earnings per share:

Weighted-average common shares outstanding	33,225	36,149

Per share amount	$.10	$.42

Diluted earnings per share:

Weighted-average common share outstanding	33,225	36,149
Dilutive effect of stock options and restricted
shares based on the treasury stock method	198	87

Total	33,423	36,236

Per share amount	$.10	$.41

Note:	This computation is required by Regulation S-K, Item 601, and is filed as an exhibit under Item 6 of Form 10-Q.

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